(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 000-0261

For Period Ended: May 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1

REGISTRANT INFORMATION

Alico, Inc.

Full name of registrant

Former name if applicable

Post Office Box 338

Address of principal executive office (Street and number)

La Belle, Florida 33975

City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Alico, Inc. (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended May 31, 2007 (the “Form 10-Q”). However, the Company will file the Form 10-Q within the five calendar day time limit prescribed under rule 12b-25 under the Securities Exchange Act of 1934, as amended. Significant information came to the attention of the Company’s management after the completion of the quarter ended May 31, 2007 and immediately prior to the prescribed filing date for the Form 10-Q. This information affected the financial information to be contained in the Form 10-Q and requires additional evaluation and calculations in order to incorporate it into the Form 10-Q and make the filing complete and accurate. The Company anticipates being able to complete the calculations on or before the fifth calendar day following its original prescribed due date for the Form 10-Q.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Patrick Murphy (Name)	(863) (Area Code)	675-2966 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Alico, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 7/11/2007	By:	/s/ Patrick Murphy
Patrick Murphy, Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Explanation Referred to in Part IV, Item (3) of Form 12b-25.

Alico is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations it expects to report for the period ended May 31, 2007 will reflect significant changes from results of operations for the same period in 2006. As described in Part III of this Form 12b-25, management has concluded that significant changes in the results of operations will occur as a result of a change in the income tax contingency accrual. However, at this time the Company is unable to provide a reasonable and accurate estimate of such changes and, therefore, of the actual results of operations for purposes of this Form 12b-25 because the calculations have not been completed.

As has been previously reported in the Company’s periodic filings, the Internal Revenue Service (IRS) has audited the Company’s tax returns for the tax years 2000 through 2004 and issued a thirty-day letter dated August 14, 2006 pertaining to those audits. In the thirty-day letter, the IRS proposed several alternative theories as a basis for its argument that Alico should have reported additional taxable income in the years under audit. Under the theories proposed, the IRS has calculated additional taxes and penalties due ranging from a minimum of $35.4 million to a maximum of $86.4 million. The letter does not quantify the interest on the proposed taxes, but the Company estimates the interest at $11.0 million to $33.0 million at May 31, 2007. The Company has vigorously opposed the IRS position and has been in discussions in order to refute it. Following very recent meetings between the Company, its tax counsel and other advisors, additional information has come to the attention of management that has caused it to reconsider the amounts previously accrued by the Company for this contingency. The Company’s management is currently working with independent advisors to calculate the most probable range for the taxes, penalties and interest, in order to determine the appropriate amount for the additional accrual and calculate the impact on the Company’s results of operations.